UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42793

Etoiles Capital Group Co., Ltd

(Registrant’s Name)

Room 1109, 11/F, Tai Yau Building

No. 181 Johnston Road, Wanchai, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 7, 2025, Etoiles Capital Group Co., Ltd (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 10.1 hereto and incorporated herein by reference, with Prime Number Capital LLC as the representative of several underwriters named thereof, in connection with its initial public offering (“IPO”) of 1,400,000 class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-287302) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2025 (as amended, the “Registration Statement”) was declared effective by the Commission on August 7, 2025.

Other Events.

On August 7, 2025, the Company issued a press release announcing the pricing of the IPO, and on August 11, 2025, the Company issued a press release announcing the closing of the IPO, copies of which are attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Underwriting Agreement, dated August 7, 2025, by and between the Company and Prime Number Capital LLC.
99.1	Press Release on pricing, dated August 8, 2025.
99.2	Press Release on closing, dated August 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

By:	/s/ Kit Shing, CHEUNG
Name:	Kit Shing, CHEUNG
Title:	Director and Chief Executive Officer

Date: August 12, 2025

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